Exhibit 1

JOINT FILING AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, of Class A Ordinary Shares, $0.001 par value per share, of Sogou Inc.

NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of February 13, 2018.

Sohu.com (Search) Limited
By:	Sohu.com Limited Its Sole Director

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Director

Sohu.com Limited

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Director

Sohu.com Inc.

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer